Exhibit 4.3

FORDING CANADIAN COAL TRUST

DECLARATION OF TRUST

AMENDING AGREEMENT

THIS AMENDING AGREEMENT to the Amended and Restated Declaration of Trust of Fording Canadian Coal Trust (the "Trust") dated August 24, 2005, as amended by a supplemental declaration amendment dated August 24, 2005 (the "Declaration of Trust"), is made as of this 1st day of  March, 2007.

RECITALS:

A.

The Trust is a trust existing under the laws of the Province of Alberta and is governed by the Declaration of Trust.

B.

Section 13.1 of the Declaration of Trust provides the trustees (the "Trustees") and former trustees (the "Former Trustees") of the Trust with certain rights of indemnity in respect of their duties as trustees and in relation to the affairs of the Trust.

C.

The Trustees wish to amend section 13.1 of the Declaration of Trust in order to provide the Trustees and Former Trustees with rights which are substantially similar to those afforded to a director of a corporation governed by the Canada Business Corporations Act to be advanced moneys for the costs, charges and expenses incurred by such individual in connection with any civil, criminal, administrative, investigative or other proceeding in which the individual is involved resulting from his or her service as a director, subject to the repayment of such moneys under certain circumstances.

D.

Section 11.2 of the Declaration of Trust provides that the Declaration of Trust may only be amended by the vote of a two-thirds majority of the votes cast at a meeting of Unitholders called for that purpose.

E.

Unitholders of the Trust duly authorized and approved the entering into of this Amending Agreement by the requisite two-thirds majority of the votes cast at the annual and special meeting of unitholders of the Trust held on May 2, 2006.

THEREFORE, the Declaration of Trust is amended as follows:

1.

This Amending Agreement is made in accordance with Section 11.2 of the Declaration of Trust.

2.

Capitalized terms used in this Amending Agreement and not otherwise defined shall have the respective meanings given to them in the Declaration of Trust.

3.

Section 13.1 of the Declaration of Trust shall be amended by adding the following clause as a new paragraph immediately following Subsection 13.1(b) of the Declaration of Trust:

In addition, the Trust may advance moneys to a Trustee or former Trustee for the costs, charges and expenses of a proceeding referred to above, provided that the Trustee or former Trustee, as the case may be, shall repay such moneys if such Trustee or former Trustee, as the case may be, does not fulfil the conditions set forth in section (a) and (b) above.

4.

Except as expressly amended by this Amending Agreement, the Declaration of Trust shall remain in full force and effect.

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IN WITNESS WHEREOF the Chair of the Trust, having been duly authorized to execute and deliver this Amending Agreement on behalf of and by the Trustees, has caused these presents to be signed this 12th day of March, 2007.

SIGNED & DELIVERED In the presence of:
/s/ Debbie Jones	/s/ Michael A. Grandin
Witness	Name